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East Bay Pie Co

Food

1225 fourth street
berkeley, CA 94710
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THE PITCH
East Bay Pie Co is seeking investment to open a retail location.
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INVESTOR PERKS

East Bay Pie Co is offering perks to investors. You earn the most valuable perk available based on your total
You will not also receive the perks of lesser value, unless specified below.

$10 Gift Card Invest $100 or more to qualify. 100 of 100 remaining

Get a $10 gift card towards any of our products when you invest $100!

$25 Gift Card Invest $350 or more to qualify. 100 of 100 remaining

Get a $25 gift card towards any of our products when you invest $350!

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By the end of 2021 we got into almost all named online grocery stores and marketplace in Bay Area offering
Our online direct to customer repeat rate is 35% validating the taste and flavor of our pies
We presented our pies in FoodieLand one of the biggest food festival in Bay area and sold 700 pies in 3 days
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$14,000
Average Monthly Revenue
$50
Average Ticket Size
58%
Gross Margin
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OUR OFFERINGS

We have following pie offerings

Our Classic hand pies sold frozen on our website as well as online/offline grocery store and marketplace
Pie Bites sold frozen on our website as well as online marketplace
Build Your Own pies – Deconstructed open pie sold hot at our kiosk
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OUR CLASSIC HAND PIES
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KIOSK MENU
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THE COMPETITION

We differentiate ourselves in two ways, by our wide arrange of flavor profiles and our ability to serve our pro
channels both frozen and hot.

There are few players in frozen hand size pot pies but no one has the variety and uniqueness in flavors like w
There are some local business which either offer the their pies in frozen form or have brick and mortar for th
foothold in local online presence and grocery stores being online or at physical location
We have a 3 fold sales channel. Online frozen pies via directly through our website or with partnered online g
Secondly via local grocery stores and Thirdly expected to open a Brick and mortar store offering are classic
concept of "Build Your Own Pies". No company offers their pies in all 3 sales channel.
There is no direct competition with our frozen classic pies as the varied flavor offerings we give.
There is no competition with our Build Your Own Pie kiosks which allows customer to select their pie base, p
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BUSINESS MODEL

Our business model consists of 3 different sales channel. We want to be in all verticals of pie selling and wan

Our drivers will be following all COVID-19 delivery guidelines. We will deliver your package as per your instru

DELIVERY DAYS AND TIMINGS

All the deliveries happen on Saturday's during the delivery window you chose during checkout. Orders cut o
on the Friday before.

WHAT TO EXPECT IN THE BOX?

Your pies will be delivered frozen, individually labelled and with heating instructions. Once received please k

PORTION SIZE

Our pies come with approximately 4oz of filling and are 6-7oz total depending on the pie. You can enjoy one

WHAT DO I EAT MY PIE WITH?

Our savory pies go really well with a variety of sweet and herby sauces, we serve them with a tamarind chutr
salad to make it a meal. All of our sweet pies go well with a dollop of whipped cream or vanilla ice cream.

HOW TO HEAT THE PIES?

-Preheat oven to 400F. -Remove all packaging except the tin, place on a rimmed baking sheet. -Bake for 35-
brown. -Remove from oven and let cool for 10 minutes before eating or removing from the tin.

DELIVERY GUIDELINES

Our drivers will be following all COVID-19 delivery guidelines. We will deliver your package as per your instru

DELIVERY DAYS AND TIMINGS

All the deliveries happen on Saturday's during the delivery window you chose during checkout. Orders cut o
on the Friday before.

WHAT TO EXPECT IN THE BOX?

Your pies will be delivered frozen, individually labelled and with heating instructions. Once received please k

PORTION SIZE

Our pies come with approximately 4oz of filling and are 6-7oz total depending on the pie. You can enjoy one

Your pies will be delivered frozen, individually labelled and with heating instructions. Once received please k

PORTION SIZE

Our pies come with approximately 4oz of filling and are 6-7oz total depending on the pie. You can enjoy one

WHAT DO I EAT MY PIE WITH?

Our savory pies go really well with a variety of sweet and herby sauces, we serve them with a tamarind chutr salad to make it a meal. All of our sweet pies go well with a dollop of whipped cream or vanilla ice cream.

HOW TO HEAT THE PIES?

-Preheat oven to 400F. -Remove all packaging except the tin, place on a rimmed baking sheet. -Bake for 35- brown. -Remove from oven and let cool for 10 minutes before eating or removing from the tin.

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THE TEAM
Rahul and Bill

Both Rahul and Bill have spent 10+ years each working in the food industry. With their combined knowledge they have created a high quality product that is both highly accessible to customers through a variety of channels as well as easily executable to hot service through small retail setups.
So far we have paired up with a number of well known local breweries (Faction, Gilman and Novel) for hot service and have had such great feedback that after a couple months of events we began having customers tell us they came to the breweries just for our pies. We have also landed quite a few very well known and exclusive partnerships with Bay Area grocers, many of which were hard to get a hold of until we were able to get samples into their hands. As soon as any of our wholesale partners tried our pies they instantly wanted to onboard them, Mollie Stones, Draeger's, Berkeley Bowl, Farmstead and Good Eggs to name a few.
We also continue to see organic growth from our B2C frozen direct deliveries and shipping, only using social media posts and emailers with occasional promotions to help push messaging.

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Data Room
Intended Use of Funds
Target Raise

Operating Profit $128,887 $181,967 $228,512 $344,974 $405,744

This information is provided by East Bay Pie Co. Mainvest never predicts or projects performance, and has n
forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

EIN Verification.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends March 18th, 2022

Summary of Terms

Legal Business Name East Bay Pie

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 2.5%–5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2026

Financial Condition

Forecasted milestones

East Bay Pie Co forecasts the following milestones:

Secure lease in Berkley, CA.

Hire for the following positions: Cashier, Server.

Achieve $$1,701,614 revenue per year by Year 5.

Achieve $405,744 profit per year by Year 5.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y

As a securities holder, you will not be able to participate in East Bay Pie Co's management or vote on and/or regarding East Bay Pie Co. Furthermore, if the founders or other key personnel of East Bay Pie Co were to lea unable to work, East Bay Pie Co (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar East Bay Pie Co and the key persons will have no control. Changes in assumptions or their underlying facts c forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the there can be no assurance that the actual operating results will correspond to the forecasts provided herein. newly established entity and therefore has no operating history from which forecasts could be projected with

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these hold your investment for its full term.

The Company Might Need More Capital

East Bay Pie Co might need to raise more capital in the future to fund/expand operations, buy property and e market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i capital will be available when needed, or that it will be available on terms that are not adverse to your interes unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease

Changes in Economic Conditions Could Hurt East Bay Pie Co

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a other factors are unpredictable and could negatively affect East Bay Pie Co's financial performance or ability East Bay Pie Co ceases operations due to the foregoing factors, it can not guarantee that it will be able to res revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither East Ba subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

antitrust laws, and health care laws, could negatively affect East Bay Pie Co's financial performance or ability

any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of East Bay Pie Co's management will coincide: you both want

as possible. However, your interests might be in conflict in other important areas, including these: You might

conservative to make sure they are best equipped to repay the Note obligations, while East Bay Pie Co migh

invest in the business. You would like to keep the compensation of managers low, while managers want to m

Future Investors Might Have Superior Rights

If East Bay Pie Co needs more capital in the future and takes on additional debt or other sources of financing

superior to yours. For example, they might have the right to be paid before you are, to receive larger distribu

management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc

rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e

to have an audit committee made up entirely of independent members of the board of directors (i.e., directo

relationships with East Bay Pie Co or management), which is responsible for monitoring East Bay Pie Co's co

Co will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if East Bay Pie C

than your initial expectations.

You Do Have a Downside

Conversely, if East Bay Pie Co fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of East Bay Pie Co, and the revenue of East Bay Pie Co ca

altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the p

your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

This information is provided by East Bay Pie Co. Mainvest never predicts or projects performance, and has n
information. For additional information, review the official Form C filing with the Securities and Exchange Co
This is a preview. It will become public when you start accepting investment.
Investor Discussion
East Bay Pie Co isn't accepting investments right now, but is trying to get a sense of how they should structu
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'l

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